Exhibit 1

IncrediMail Reports Record Revenues of $5.9M

– Revenues Up 27% YOY –

TEL AVIV, ISRAEL – November 13, 2008 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet company, today reported financial results for the third quarter ended September 30, 2008.

Revenues in the third quarter of 2008 were $5.9 million, up 27% compared with $4.6 million in the third quarter of 2007, and up 12% sequentially from the second quarter of 2008. The increase in revenues resulted from a 77% increase in search-related revenues which reached $3.4 million, partially offset by a decrease in product and subscription revenues.

Total operating expenses in the third quarter of 2008 were $4.8 million, increasing $1.1 million, or 30%, compared to $3.7 million in the third quarter of 2007. This increase was primarily attributable to the Company’s investment in planned media buying expenses, which increased more than four-fold, reaching $1 million in the third quarter of 2008, including those investments in its new HiYo instant messaging tool, which is not yet generating revenues. While the Company expects to spend an additional $1.5 million in this effort in the coming quarter, in the first quarter of 2009 it anticipates having a substantial user base for its HiYo product that it believes will allow it to expand primarily through organic growth and reduce its media buying expenditures.

Financial expenses in the third quarter of 2008 were $0.4 million, reflecting the negative returns on investments due to current market conditions, and does not include the $4.8 million gain to be recorded in the fourth quarter from the sale of securities previously written down, as recently announced.

The Company remained break-even with net profit according to U.S. GAAP (Generally Accepted Accounting Principles) of $0.1 million, or $0.01 per diluted share, for the third quarter of 2008, a decline from $0.3 million, or $0.03 per diluted share in the third quarter of 2007.

Commenting on the results, Mr. Ofer Adler, IncrediMail’s CEO, said, “IncrediMail’s strategy to drive more profitable growth through increased search and subscription-based e-mail and instant messaging products is positively impacting our results. It is worth noting, that while Google remains our primary search partner, more than 10% of our search revenues are currently generated from other search providers with similar results, reducing our single source dependency. Our media buying efforts in the third quarter of 2008 have begun to bear fruit, as indicated by the increase in registrations in both our flagship IncrediMail product as well as in HiYo, our instant messaging add-on. In turn, this traction is driving an increase in higher-margin search business. These initial results give us confidence that we are on the right track and are creating a solid base for future growth in revenues and subsequently in profits. Although these investments in marketing and media will continue to grow, we are doing so prudently and are constantly monitoring the effectiveness and long-term profitability of this effort.

“We are simultaneously investing in controlling and further reducing our other costs, creating a lean and effective business model. In order to do so, we recently reduced our staff size in the Israeli office by 13 employees. We feel that these cost cutting measures will help us achieve the efficiency we desire, and allow more flexibility during these volatile global economic conditions.”

Mr. Adler continued, “We are pleased to report that HiYo continues its rapid growth, accumulating more than 1.7 million registered downloads in less than half a year since its introduction, and expect to introduce our revenue generating models in the coming months. Following the early success of HiYo, we are preparing for the fourth-quarter launch of the new version of IncrediMail which will enhance the user’s experience. We believe that with our new growth strategy in place, the traction of our existing products and the launch of the new version of IncrediMail, we are well positioned to achieve our growth objectives going forward. As to 2009, we currently expect to grow revenues by 20% over 2008, and achieve EBITDA of approximately 20%, or $5 million.”

Conference Call
IncrediMail will host a conference call to discuss the results today, November 13th at 10:30 AM EST. We invite all those interested in participating in the call to dial 1-(888)-642-5032. Callers from Israel may access the call by dialing (03) 918-0688. Participants may also access a live webcast of the conference call through the Investor Relations section of IncrediMail’s website at www.incredimail-corp.com. The webcast will be archived on the company’s website for seven days.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL) is an internet company that designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include Magentic, a wallpaper and screensaver software for presenting digital personal photos, and HiYo, a graphic add-on to instant messaging software.

Non-GAAP measures
Use of Non-GAAP Financial Information – In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude reorganization expenses and non-cash stock-based compensation expenses. IncrediMail’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

David Burke / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1258 / 212-896-1236
dburke@kcsa.com / mcsaby@kcsa.com

– Tables Follow –

INCREDIMAIL LTD. BALANCE SHEETS

U.S. dollars in thousands (except share data)

	September 30, 2008	December 31, 2007
	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$9,516	$4,611
Short-term bank deposits	--	1,000
Marketable securities	12,155	17,911
Trade receivables	2,240	1,993
Deferred taxes	284	368
Other receivables and prepaid expenses	4,145	2,017

Total current assets	28,340	27,900

LONG-TERM ASSETS:
Severance pay fund	1,259	1,037
Deferred taxes	53	92
Long-term deposits	166	182
Restricted cash	472	458
Property and equipment, net	1,953	1,808
Goodwill	125	125
Other intangible assets, net	138	164

Total long-term assets	4,166	3,866

Total assets	$32,506	$31,766

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,567	$1,546
Deferred revenues	2,865	3,254
Accrued expenses and other liabilities	3,748	3,244

Total current liabilities	8,180	8,044

LONG-TERM LIABILITIES:
Deferred revenues	1,548	1,559
Accrued severance pay	1,665	1,392

Total long-term liabilities	3,213	2,951

SHAREHOLDERS' EQUITY
Shares issued and outstanding: 9,406,103 and 9,475,943 at September
30, 2008 and December 31, 2007, respectively	21,113	20,771

Total liabilities and shareholders' equity	$32,506	$31,766

INCREDIMAIL LTD. STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Revenues	$5,859	$4,597	$15,839	$13,317
Cost of revenues	483	463	1,371	1,170

Gross profit	5,376	4,134	14,468	12,147

Operating expenses:
Research and development	1,876	1,469	5,951	4,127
Selling and marketing	2,035	1,214	4,988	3,285
General and administrative	873	990	3,277	2,686

Total operating expenses	4,784	3,673	14,216	10,098

Operating income	592	461	252	2,049
Financial income (expense), net	(350)	287	(15)	952

Income before taxes on income	242	748	237	3,001
Taxes on income	146	431	189	1,221

Net income	$96	$317	$48	$1,780

Net earnings per Ordinary share:

Basic	$0.01	$0.03	$0.01	$0.19

Diluted	$0.01	$0.03	$0.00	$0.18

Diluted weighted number of shares (in
thousands)	9,543	9,665	9,567	9,644

Non-GAAP adjustment:
Reorganization expenses	--	--	$745	--
Stock based compensation	$260	$201	782	$537

Non-GAAP net income	$356	$518	$1,575	$2,317

Non-GAAP net earnings per share :
Basic	$0.04	$0.05	$0.17	$0.25

Diluted	$0.04	$0.05	$0.16	$0.24